1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

June 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee and Kenneth Ellington

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-14
File Numbers 333-204272 and 814-00891

Ladies and Gentlemen:

PennantPark Floating Rate Capital Ltd., a Maryland corporation ( “PFLT”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-14 (Registration No. 333-204272) (the “Registration Statement”). On behalf of PFLT, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a telephone call on June 11, 2015 between Ms. Ashley Vroman-Lee and Mr. Kenneth Ellington of the Staff and Messrs. William Tuttle and Shashi Khiani of Dechert LLP, outside counsel to PFLT. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked against the initial filing of the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

ACCOUNTING COMMENTS:

General

1.	In the updated consent of Warren Averett, LLC, please include the Securities Act file number for the Registration Statement.

Response:

As requested, the updated consent of Warren Averett, LLC includes the Securities Act file number for the Registration Statement.

2.	Please provide the accounting and performance survivor analysis (NAST analysis) for the Merger.

Response:

In the North American Security Trust no-action letter (avail. August 5, 1994), the Staff articulated the five factors that should be considered in assessing whether a fund created by the combination of three funds should be permitted to use the predecessor performance of one of the predecessor funds and, if so, which predecessor fund. Specifically, the Staff stated that an analysis should be conducted on each of the five factors to determine whether the combined or resulting fund more closely resembles one or another fund in each of these areas. The Staff has subsequently endorsed these same factors more generally in determining the performance survivor of transactions involving a combination of funds.

Similarly, the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies Committee (“Audit Guide”) cites the same five factors in determining which fund, based on continuity or dominance in these areas, should be the survivor for financial reporting purposes following a combination transaction.

The five factors articulated in both North American Security Trust and the Audit Guide (in declining order of importance) are (1) portfolio management; (2) portfolio composition; (3) investment objectives, policies, and restrictions; (4) expense structures and expense ratios; and (5) asset size.

Each of these factors, as applied to the proposed Merger, is analyzed as follows:

Portfolio Management – The PFLT Investment Adviser had served as investment adviser to PFLT since its inception and will serve as investment adviser to the combined company following completion of the Merger. By contrast, MCG has been internally managed by an investment team whose employment is being terminated by MCG immediately prior to closing of the Merger. Thus, the combined entity will most closely resemble PFLT in terms of the identity of its historical portfolio management.

Investment Objectives, Policies and Strategies – Although both PFLT and MCG have substantially the same investment objective (current income and capital gains), PFLT’s leveraged portfolio is invested primarily in Floating Rate Loans to U.S. middle market companies, while MCG’s portfolio is unlevered and consists primarily of cash and cash equivalents. In addition, the combined company’s policies and strategies will be identical to those of PFLT and different than the historical policies and strategies of MCG. Thus, the combined company will most closely resemble PFLT with respect to investment objectives, policies and strategies.

Portfolio Composition – As noted above, PFLT’s total assets are invested primarily in Floating Rate Loans to U.S. middle market companies while MCG’s remaining portfolio consists of loans to lower middle market companies (with the balance of its assets invested in cash and cash equivalents). The PFLT Investment Adviser intends for the combined company’s total assets to be invested primarily in Floating Rate Loans to U.S. middle market companies and will therefore most closely resemble PFLT with respect to current portfolio composition.

Expense Structures and Expense Ratios – PFLT historically has been an externally managed BDC while MCG historically has been an internally managed BDC. Following completion of the Merger the combined entity will have a fee schedule and expense structure identical to that of PFLT. Thus, the combined company will most closely resemble PFLT in expense structures and ratios.

Asset Size – As of March 31, 2015 the total assets of PFLT were $354.4 million while the total assets of the MCG were $180.9 million. Given that the total assets of PFLT were nearly twice that of MCG, the combined entity will more closely resemble PFLT.

For these reasons, we respectfully submit that it is appropriate to treat PFLT as the accounting and performance survivor of the Merger.

3.	Please confirm that the PFLT Investment Adviser is paying $8.3 million of specified transaction costs and ensure that the disclosure throughout the Registration Statement is consistent.

Response:

PFLT hereby confirms that the PFLT Investment Adviser is paying $8.3 million of specified transaction costs. As requested, PFLT has ensured that the associated disclosure is consistent throughout the Registration Statement.

Questions and Answers about the Special Meetings and the Merger

4.	In the first question and answer on page 4, please include the estimated expenses of each of PFLT and MCG relating to completion of the Merger.

Response:

As requested, PFLT has disclosed the estimated expenses of PFLT and MCG relating to completion of the Merger.

5.	In the discussion of whether the Merger is expected to be taxable to MCG stockholders, please discuss the loss of capital loss carryforwards and provide any available estimate of taxable income that MCG stockholders will recognize in the Merger.

Response:

As requested, PFLT has included disclosure on the amount of the loss of capital loss carryforwards in connection with the Merger in the discussion of whether the Merger is expected to be taxable to MCG stockholders. PFLT respectfully submits that no estimate of taxable income the MCG stockholders will recognize in the Merger is available because the determination is dependent on a variety of independent factors, including the price at which an investor acquired shares in MCG. PFLT, however, has added a cross-reference to the tax disclosures contained elsewhere in the Registration Statement to direct MCG stockholders to the disclosures that will aid them in determining the taxable income that they will recognize in the Merger.

Comparative Fees and Expenses

6.	Please revise the column “Pro Forma Combined” to include reference to PFLT.

Response:

As requested, PFLT has revised the heading “Pro Forma Combined” to “Pro Forma PFLT Combined.”

7.	Please explain to the Staff why the pro forma combined management fees are expected to decrease.

Response:

We supplementally inform the Staff that, as disclosed on page 191 of the Registration Statement and also in PFLT’s periodic filings, PFLT does not charge base management fees on cash and cash equivalents. Because a significant portion of MCG’s assets consist of cash and cash equivalents, the pro forma combined management fees will decrease as a percentage of net assets at the time of closing of the Merger.

8.	Please explain why the pro forma combined other expenses significantly exceed PFLT’s legacy other expenses.

Response:

Consistent with the requirements of Form N-14, PFLT computed the pro forma combined other expenses based on the expenses set forth in the Unaudited Pro Forma Condensed Statement of Operations for the six months ended March 31, 2015. We supplementally inform the Staff that the pro forma combined other expenses significantly exceed PFLT’s legacy other expenses because the table is required to give effect to the legacy expenses of MCG, excluding historic salary and benefits payments, which exceed PFLT’s level of expenses as a percentage of net assets.

9.	Please advise as to PFLT’s intentions regarding potential increases in borrowings during the first year following the Merger.

Response:

We supplementally advise the Staff that PFLT does not intend to increase its borrowings during the first year following the Merger. The amount of leverage that PFLT will use following closing of the Merger will depend on its assessment of market conditions and other factors at the time of any proposed borrowing.

Unaudited Pro Forma Condensed Consolidated Financial Statements

10.	Please include pro forma adjustments for MCG on the balance sheet and schedule of investments.

Response:

As requested, PFLT has included pro forma adjustments for MCG on the balance sheet and schedule of investments.

11.	Please include the pro forma adjustments on the face of the pro forma financial statements, rather than in the notes to pro forma condensed consolidated financial statements.

Response:

As requested, PFLT has included the pro forma adjustments on the face of the pro forma financial statements, rather than in the notes to pro forma condensed consolidated financial statements.

12.	In the notes to pro forma condensed consolidated financial statements, please disclose the capital loss carryforwards for each of PFLT and MCG and any future limitation on such capital loss carryforwards as a result of the Merger.

Response:

As requested, PFLT has included disclosure on the capital loss carryforwards for MCG. As a result of the Merger, MCG’s capital loss carryforwards is expected to be limited by Section 382 of the Code. However, certain transactions that may be undertaken after the Merger may further restrict or eliminate the usage of MCG’s capital loss carryforward. PFLT respectfully submits that it has no capital loss carryforwards.

13.	In note 3, please disclose with more granular detail the various legal, advisory, severance and other transaction related costs.

Response:

As requested, PFLT has disclosed with more granular detail the various legal, advisory, severance and other transaction related costs referenced in note 3.

14.	Please add a discussion of the sale of MCG’s investment in Broadview Networks Holdings, Inc. in a subsequent events footnote.

Response:

As requested, PFLT has included a discussion of the sale of MCG’s investment in Broadview Networks Holdings, Inc. in a subsequent events footnote.

Capitalization

15.	Please include a column for the Merger-related adjustments.

Response:

As requested, PFLT has revised the capitalization table to include a column for the Merger-related adjustments.

16.	Please define “Total capitalization” in a footnote.

Response:

As requested, PFLT has defined “Total capitalization” in a footnote to the capitalization table.

The Merger

17.	We note the discussion of the potential monetization of MCG’s investments prior to closing. Please confirm that any sales of any assets are appropriately reflected in the financial statements along with the costs of disposition.

Response:

MCG has confirmed that the sales of any assets by MCG during the pendency of the Merger will be appropriately reflected in its financial statements along with the costs of disposition. In addition, PFLT intends to evaluate whether any such sales require disclosure in the subsequent events footnote to the pro forma condensed consolidated financial statements.

18.	We note the assumption regarding the receipt of $3 million from the successful resolution of pending litigation claims. Please discuss whether this $3 million should be reflected in the pro forma financial statements.

Response:

PFLT respectfully submits that the receipt of $3 million from the successful resolution of pending litigation claims should not be reflected in the pro forma financial statements because the GAAP requirements for recording of an asset have not been satisfied.

Accounting Treatment

19.	Please confirm that PFLT’s independent accounting firm concurs in the proposed treatment of the Merger as an asset acquisition for accounting purposes.

Response:

PFLT respectfully submits that McGladrey LLP concurs in the proposed treatment of the Merger as an asset acquisition for accounting purposes.

LEGAL COMMENTS

General

20.	Please confirm that the Registration Statement is revised to reflect all material developments since May 18, 2015, including with respect to the unsolicited proposal by HC2 and the litigation associated with the Merger. Please also disclose how any outstanding legal proceedings may impact the Merger.

Response:

As requested, PFLT has updated the disclosure to reflect all material developments since May 18, 2015, including with respect to the unsolicited proposal by HC2 and the litigation associated with the Merger. PFLT has also disclosed how the outstanding legal proceedings may impact the Merger.

21.	Please confirm that each of PFLT and MCG is in compliance with Section 55(a) of the 1940 Act.

Response:

PFLT hereby confirms that it is in compliance with the requirements of Section 55(a) of the 1940 Act. In addition, MCG has confirmed to PFLT that it is in compliance with the requirements of Section 55(a) of the 1940 Act.

22.	Please discuss why it is appropriate for MCG stockholders to pay a termination fee if the merger agreement is terminated in certain circumstances and whether payment of such a fee is consistent with the fiduciary duties of MCG and its directors to stockholders.

Response:

PFLT and MCG respectfully advise the Staff that termination fee provisions of the type included in the Merger Agreement are customary deal protections found in virtually all transactions involving the acquisition of a public company. A study published by the Practical Law Company,1 based on a survey of all acquisitions of U.S. publicly reporting companies with an equity value at signing in excess of $100 million (excluding REITs and debt-only issuers)2 found 146 of the 150 total transactions included a termination fee provision. In all 146 transactions, the termination fee was payable by the target in certain circumstances in the event the target’s board of directors changed its recommendation in favor of the merger agreement, and 139 of the 146 (including all of the transactions where the target had the right to terminate the merger agreement in favor of an alternative transaction) included a termination fee payable in the event the target accepts a third-party proposal for an alternative transaction. A separate study published by the Mergers and Acquisitions Committee of the American Bar Association’s Business Law Section,3 which analyzed all publicly available merger agreements for acquisitions of U.S. public companies by public companies or other strategic buyers announced in 2013, reached a similar conclusion (99% of transactions included a termination fee payable in certain circumstances on a change of board recommendation, and 90% of transactions included a termination fee payable in the event of a target stockholder rejection coupled with an alternative transaction). In these circumstances, a termination fee payable by the target in an acquisition has been described as “a common contractual feature that, when assented to by a board fulfilling its fundamental duties of loyalty and care for the proper purpose of securing a high value bid for the stockholders, has legal legitimacy.” In re Toys “R” Us, Inc. S’holder Litig, 877 A.2d 975, 1017 (Del. Ch. 2005).

[1]	Deal Protections and Remedies: A Comparative Analysis of 2014 Public Merger Agreements, Practical Law, 2015.
[2]	Although mutual funds and other similar entities are not specifically excluded from either study, we believe that the purview of the surveys does not extend to such entities to the extent they are not listed on national securities exchanges. We acknowledge that many mergers of mutual funds and other similar entities where the transaction is effected as a net asset value for net asset value exchange do not include termination fees of the type provided in the Merger Agreement, but do not believe that such transactions provide a relevant precedent due to the differing transaction structure and public company status of MCG.
[3]	2014 Strategic Buyer/Public Target M&A Deal Points Study (For Transactions Announced 2013), Mergers & Acquisitions Trends Subcommittee, Mergers & Acquisitions Committee of the American Bar Association’s Business Law Section.

The presence of a termination fee payable by MCG is also consistent with the two recent precedent acquisitions of publicly traded business development companies: the 2010 acquisition of Allied Capital Corporation by Ares Capital Corporation and the 2009 acquisition of Patriot Capital Funding by Prospect Capital Corporation.

The termination fee payable by MCG under certain circumstances is intended to compensate PFLT for its expenses in connection with evaluating the acquisition of MCG and was a crucial part of the negotiation process through which MCG and PFLT reached agreement on the terms of the Merger. The MCG board of directors believed that no transaction with PFLT, or transaction which would be similarly beneficial for MCG’s stockholders, was available without the agreement to pay a termination fee of the size and nature required by the PFLT proposal. In addition, MCG was careful to ensure that the structure of the termination fee provisions allows MCG the right to both receive unsolicited alternative offers and, if MCG’s board of directors determines that a proposal may lead to an offer that is superior to the PFLT transaction, negotiate with a third party offeror in order to seek the best outcome for MCG stockholders without immediately incurring the obligation to pay a termination fee.

MCG considered a number of factors in determining that the size of the termination fee and the circumstances in which it is payable are appropriate and consistent with the fiduciary duties of the MCG board of directors, including the fact that MCG had conducted an extensive pre-signing market check (including a public announcement of the intention to solicit alternatives and a broad auction process), the fact that PFLT has agreed to pay MCG a termination fee in the event that PFLT stockholders do not approve the transaction and the fact that the MCG board retained the right to terminate the merger agreement in the event of a superior offer. MCG also considered the fact that no termination fee is payable by MCG in the event that MCG stockholders do not approve the transaction in the absence of an alternative offer, giving MCG stockholders the right to elect to remain independent without any obligation to pay a termination fee.

The size of the termination fee (4% of the equity value of the Merger) is within the range that has routinely been upheld by the Delaware courts under applicable state law (examples include a 4.4% termination fee in In re Answers Corp. Shareholders Litigation, C.A. No. 6170-VCN, 2011 WL 1366780 (Del. Ch. Apr. 11, 2011); a 3.9% termination fee in In re Dollar Thrifty Shareholder Litigation, 14 A.3d 573 (Del. Ch. 2010); a fee in excess of 4% of equity value in In re 3Com Shareholders Litigation, C.A. No. 5067-CC, 2009 WL 5173804 (Del. Ch. Dec. 18, 2009); and a 4.3% termination fee in In re Topps Co. Shareholders Litigation, 926 A.2d 58 (Del. Ch. 2007)).

For these reasons, the MCG board of directors has concluded that the termination fee provisions of the Merger Agreement are appropriate and consistent with all applicable fiduciary duties.

23.	If applicable, please disclose any current discussions that could lead to termination of the Merger Agreement.

Response:

PFLT respectfully submits that there are no current discussions that could lead to termination of the Merger Agreement.

24.	Please include the Tandy representations in your response letter.

Response:

As requested, PFLT has included the Tandy representations in the response letter.

Cover Page

25.	Please clarify that the 15.8% premium to MCG’s closing stock price on April 28, 2015 is not associated with MCG’s net asset value.

Response:

As requested, PFLT has revised the disclosure to clarify that the 15.8% premium is not associated with MCG’s net asset value and to note that the consideration payable in the Merger is equivalent to MCG’s net asset value as of March 31, 2015.

26.	Add disclosure that the Merger is expected to be taxable to MCG stockholders.

Response:

As requested, PFLT has revised the disclosure in the Summary to state that the Merger is expected to be taxable to MCG stockholders.

Questions and Answers About the Special Meetings and the Merger

27.	Please add a question and answer describing how MCG’s investment strategy differs from that of PFLT and note that MCG is internally managed while PFLT is externally managed.

Response:

As requested, PFLT has revised the disclosure to add a question and answer describing how MCG’s investment strategy differs from that of PFLT.

28.	Please disclose why merger subsidiaries are being used in connection with the Merger.

Response:

As requested, PFLT has disclosed why merger subsidiaries are being used in connection with the Merger.

Summary

29.	Please define KBW on page 10 and eliminate the definition of KBW from page 16.

Response:

As requested, PFLT has defined KBW on page 10 and eliminated the definition of KBW from page 16.

30.	Under the heading “Reasons for the Merger—PFLT—Dilution to PFLT Stockholders”, please disclose when it is estimated that PFLT stockholders will begin to receive income in excess of the dilution.

Response:

As requested, PFLT has revised the disclosure to indicate that when PFLT stockholders will begin to receive income in excess of the dilution depends on a series of factors which are not knowable at this time, including the rate of deployment of capital, market conditions, investment performance and leverage.

31.	Under the heading “Reasons for the Merger—PFLT—Expected Costs of the Proposed Merger”, please disclose whether the cash payable by the PFLT Investment Adviser is subject to reimbursement by PFLT. Please also clarify the reference to closing NAV.

Response:

As requested, PFLT has revised the disclose to state that the cash payable by the PFLT Investment Adviser is not subject to reimbursement and to clarify the reference to closing NAV.

32.	Please add disclosure regarding the interests of certain persons related to MCG in the Merger.

Response:

As requested, PFLT has added disclosure to the Summary regarding the interests of certain persons related to MCG in the Merger.

Comparative Fees and Expenses

33.	Please explain why the total annual expenses are estimated.

Response:

As requested, PFLT has deleted the reference to estimated in reference to total annual expenses.

34.	We note that the disclosure in footnote 4 that comparisons of estimated annual expenses may not be useful because PFLT, in contrast to MCG, is externally managed. Please consider whether there is a more useful analysis.

Response:

PFLT respectfully submits that, although the expense structures of PFLT and MCG are different, the current presentation of estimated annual expenses is the most useful analysis to investors because it is based on actual historic numbers (other than other expenses, which have been computed in accordance with instruction 6 to item 3 of Form N-2 (as made applicable to the Registration Statement through item 3 of Form N-14)), rather than projections or hypothetical numbers.

35.	Please reorganize the disclosure in footnote 10 to eliminate the prospect of confusion to investors.

Response:

As requested, PFLT has reorganized the disclosure in footnote 10 to eliminate the prospect of confusion to investors.

36.	Please explain why PFLT has included assumptions in the introduction to the expense example.

Response:

PFLT respectfully submits that the assumptions included in the introduction to the expense example are consistent with instruction 11 to item 3 of Form N-2 (as made applicable to the Registration Statement through item 3 of Form N-14).

Risk Factors

37.	In the risk factor captioned “Under certain circumstances, MCG and PFLT are obligated to pay each other a termination fee upon termination of the Merger Agreement.”, please clarify the entities that would be entitled to receive the termination fee. Please disclose that the boards of directors of MCG and PFLT approved the amount of the termination fees.

Response:

As requested, PFLT has clarified the disclosure in the above-captioned risk factor to more clearly note that MCG and PFLT are the entities that would be entitled to receive the termination fee and added disclosure that the boards of directors of MCG and PFLT has approved the amount of the termination fees.

38.	In the risk factor captioned “The shares of PFLT Common Stock to be received by MCG stockholders as a result of the Merger will have different rights associated with them than shares of MCG Common Stock currently held by them.”, please add a summary of the material differences in rights. Please also confirm that voting rights after the Merger will be the same for all PFLT stockholders.

Response:

As requested, PFLT has summarized in the above-captioned risk factor the material differences in rights of shares of PFLT Common Stock and shares of MCG Common Stock. PFLT supplementally confirms that voting rights after the Merger will be the same for all PFLT stockholders.

39.	In the risk factor captioned “Because PFLT intends to distribute substantially all of its income to its stockholders to maintain its status as a RIC, PFLT will need to raise additional capital to finance its growth. If funds are not available to PFLT, PFLT may need to curtail new investments, and PFLT Common Stock value could decline.”, please clarify that BDCs are subject to a 200% asset coverage ratio.

Response:

As requested, PFLT has clarified the disclosure in the above-captioned risk factor to note that BDCs are subject to a 200% asset coverage ratio.

40.	In the risk factor captioned “Regulations governing PFLT’s operation as a BDC will affect PFLT’s ability to, and the way in which PFLT, raises additional capital.”, please explain why intra-quarter NAV procedures will necessarily be more abbreviated than quarter-end NAV procedures. In addition, please advise the Staff why PFLT would need to be qualified to register securities under the requirements of Form S-3.

Response:

As requested, PFLT has included disclosure in the above-captioned risk factor on why intra-quarter NAV procedures will necessarily be more abbreviated than quarter-end NAV procedures. In Pilgrim America Prime Rate Trust (May 1, 1998), the Pilgrim America Prime Rate Trust, a closed-end fund received no action relief stating that an issuer that “meets the standards of Rule 415(a)(1)(x), including the requirements enumerated in Form S-3, should not be concluded from conducting a shelf offering…because it is a closed-end fund.” PFLT advises the Staff that it satisfies each of the requirements enumerated in Form S-3, including that it has been subject to Section 12 or 15(d) of the Exchange Act and filed all material required by Sections 13, 14 or 15(d) for the 12 calendar month period preceding the filing of its shelf registration statement and that it has filed in a timely manner all reports required to be filed during the 12 calendar month and any portion of a month immediately preceding the filing of its shelf registration statement.

The Merger

41.	On pages 90 and 91, there is discussion that HC2 did not make the second round of the auction followed by disclosure that they subsequently were admitted to the second round. Please ensure the disclosure that HC2 did not make the second round of the auction is appropriately qualified.

Response:

As requested, PFLT has clarified the disclosure to more clearly denote that HC2 did not initially make the second round of the auction.

42.	We note the disclosure in the fourth full paragraph of page 96 regarding the termination fee. Please confirm that these disclosures are consistent with the more fulsome disclosure of the termination fee on page 136.

Response:

PFLT respectfully submits that the disclosures throughout the Registration Statement are consistent with respect to the circumstances in which termination fees are payable.

43.	We note the disclosure on page 96 regarding the appointment of two members of the MCG board of directors to the board of directors of PFLT upon closing of the transaction (and subject to necessary due diligence and compliance with applicable regulation). Please disclose where the director candidates were to be named.

Response:

As requested, PFLT has revised the disclosure to state that the two directors were to be named in the Merger Agreement.

Description of the Merger Agreement

44.	Please clarify the disclosures regarding the circumstances in which a termination fee would be payable.

Response:

As requested, PFLT has revised the disclosure to clarify the circumstances in which a termination fee would be payable.

* * * * * * * * * *

PFLT hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) PFLT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Arthur H. Penn, PennantPark Floating Rate Capital Ltd.
Aviv Efrat, PennantPark Floating Rate Capital Ltd.
Thomas J. Friedmann, Dechert LLP